Filed by Sanara MedTech Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

The following communication was made by Sanara MedTech Inc. in connection with its proposed acquisition by MiMedx Group, Inc.

Employee FAQ

1.	What was announced?

●	We announced that Sanara has entered into a definitive agreement under which MIMEDX will acquire all outstanding shares of Sanara in a cash and stock transaction valued at $35 per Sanara share with a total enterprise value of approximately $350 million.
●	Under the terms of the agreement, holders of Sanara common stock will receive $33.00 in cash and 0.4735 shares of MIMEDX common stock for each Sanara share they own.
●	This transaction brings together two highly focused and complementary organizations with deep benches of talent and strong momentum in the surgical space. Together, we will create a leading regenerative medicine company across numerous surgical subspecialties.

2.	Why is MIMEDX the right partner for Sanara?

●	MIMEDX is a leading global provider of healing solutions, focused on restoring quality of life through innovation. They offer a leading portfolio of products for surgeries, wound care and burns.
●	They have a broad portfolio, robust commercial capabilities and a commitment to innovation that will help accelerate what we have already built.
●	Over the last several years, MIMEDX has demonstrated the ability to drive strong, double-digit growth in surgical end markets. With Sanara, they will accelerate this effort and meaningfully expand their reach across several markets.

3.	Why is Sanara entering into this transaction now?

●	Today’s announcement is a major milestone for Sanara and reflects the impressive track record of growth that we have delivered over the past several years. It is also a validation of the strategic actions we have taken to focus our business on the surgical space, strengthen our sales organization and align our resources to support continued growth.
●	We have built strong momentum, exceeding $100 million in net revenue for the first time in our company’s history, while significantly improving profitability and continuing to build our surgical commercial presence.
●	MIMEDX has undergone a transformation of its own in recent years, marked by a purposeful pivot three years ago toward complementary markets.
●	This transaction is a logical extension of MIMEDX’s strategy to expand its surgical footprint and meaningfully extend its reach across several markets. It is also a terrific outcome for our shareholders, as it delivers a compelling, certain cash premium while also providing an opportunity to participate in the future value creation opportunity this combination creates.

4.	What does this transaction mean for me? What should I expect between now and closing?

●	It is important to remember that this announcement is only the first step in a process that will take time to complete, and many details remain to be determined.
●	Until the transaction closes, which we expect to occur by the end of the year, Sanara and MIMEDX will remain separate, independent entities.
●	Employees should remain focused on serving customers, supporting one another and executing our business priorities.
●	Over the coming weeks, both companies will work together to continue planning how our organizations will come together and will keep you informed as decisions are made.

5.	Will this agreement impact our current roles, responsibilities or reporting relationships?

●	Until the transaction closes, there are no changes to roles, responsibilities or reporting relationships.
●	Sanara and MIMEDX will continue to operate independently, and employees should continue focusing on their current responsibilities.

6.	Will there be any changes to compensation or benefits?

●	Until the transaction closes, there will be no changes to your current compensation or benefits, and we will continue to operate under our existing programs.
●	MIMEDX offers competitive compensation and benefits programs, and we will share additional details regarding future programs as they become available.
●	Following the close of the transaction, we will provide additional details about any changes well in advance of their effective date.
●	We are committed to keeping you updated throughout the process and will inform you directly in advance with detailed communications if any updates are planned.

7.	Will I keep my job?

●	This transaction is about driving growth over the long term.
●	We believe this transaction should create meaningful opportunities for employees.
●	That said, with any transaction like this, there may be some overlap in certain roles. Both companies are committed to approaching integration thoughtfully, with a focus on supporting employees and minimizing disruption.
●	Over the coming weeks, both companies will work together to continue planning how our organizations will come together and will keep you informed as decisions are made.
●	We will continue to communicate directly and openly with employees.

8.	I own Sanara stock. What happens to my shares?

●	Under the terms of the agreement, holders of Sanara common stock will receive $33.00 in cash and 0.4735 shares of MIMEDX common stock for each Sanara share they own.
●	More information with respect to these details will be communicated to you as they are finalized.

9.	What will happen to my Sanara stock options, RSUs and/or PSUs?

●	These are all being fully exercised/vested with the change of control.

10.	Will Sanara’s strategy change?

●	MIMEDX is enthusiastic about building on the strong foundation we have established.
●	Following closing, Sanara will focus on developing and commercializing regenerative products for surgical markets to improve outcomes for patients and providers.
●	Together with MIMEDX, we will be well positioned to pursue the large and growing surgical opportunity and become a leader in regenerative medicine.

11.	Will Sanara’s values or culture change?

●	MIMEDX recognizes the strength of our team, culture and capabilities that have helped drive Sanara’s success.
●	We believe the organizations share a commitment to innovation, execution and improving outcomes, which provides a strong foundation for the future.
●	Both companies have exceptional teams, and share a patient-first mission grounded in evidence-based healing and improved clinical outcomes.

12.	Will Sanara keep its name and brand?

●	Decisions regarding corporate branding will be made in the future as integration planning continues. Regarding the product names, there is no plan to change any product names.
●	We will share additional information as it becomes available.

13.	Who will lead the combined company? What will happen to Sanara leadership?

●	Our Board and management team have been entirely focused on driving value for shareholders and advancing the best interests of all Sanara stakeholders.
●	Until the close of the transaction, which we expect to occur by the end of the year, we will operate as separate companies and we expect no changes to our leadership team or other personnel.
●	We will keep you updated regarding any organizational or leadership changes as we move forward.

14.	What will happen to Sanara’s offices?

●	Nothing is changing today in terms of our offices.
●	Any updates regarding locations or workplace changes will be communicated as more information becomes available.

15.	How will the integration process work?

●	Sanara and MIMEDX will work together on integration planning prior to closing.
●	Both organizations are focused on preserving the strengths of the business, supporting employees and ensuring a thoughtful transition following close.
●	As always, we are committed to communicating directly and openly with employees as plans develop.

16.	Will I be expected to relocate?

●	There are no plans to relocate employees as a result of this announcement.

17.	Will this impact our hiring plans?

●	We expect to continue operating the business in the ordinary course until closing.
●	Any future changes related to staffing or hiring will be communicated as and when decisions are made.

18.	What should I tell customers, partners or other stakeholders who ask about this announcement?

●	Our customer- and partner-facing teams have been equipped with materials to help communicate around this announcement, but for our stakeholders, this transaction will create a leading regenerative medicine company across numerous surgical subspecialties.
●	Until the transaction closes, it remains business as usual, and Sanara and MIMEDX will continue to operate as separate companies.
●	We remain fully committed to supporting our stakeholders and patients and there are no changes to how we work with them, and their day-to-day contacts at Sanara will remain the same.

19.	What should employees do if contacted by media, investors or financial analysts?

●	Please do not comment on the transaction on behalf of the company.
●	Consistent with company policy, please direct any inquiries from investors or analysts to John Nesbett at jnesbett@imsinvestorrelations.com, and any media or other outside inquiries to our PR firm, Joele Frank, at sanara-media@joelefrank.com.

20.	What can I share on social media?

●	We are required to abide by strict SEC rules regarding how we communicate about this transaction. As such, please do not create your own posts about the news or engage with or share any third-party posts regarding the acquisition.
●	We encourage all employees to like and repost the social content posted from the official company handles without comment.

21.	How can I get more information?

●	We are committed to keeping employees informed throughout the process and will provide updates as appropriate.
●	If you have questions, please reach out to your manager or the designated company contacts for additional information.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between MiMedx Group, Inc. (“MiMedx”) and Sanara Medtech Inc. (“Sanara”). This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding the timing of the proposed transaction and the anticipated benefits of the proposed transaction. These forward-looking statements are and will be, subject to many risks, uncertainties and factors which may cause future events to be materially different from these forward-looking statements or anything implied therein. These risks and uncertainties include, but are not limited to: uncertainties as to the timing of the proposed transaction; the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the proposed transaction that could reduce the anticipated benefits of or cause the parties to abandon the proposed transaction; risks related to the satisfaction of the conditions to closing the proposed transaction (including the failure to obtain necessary regulatory approvals or the approval of Sanara’s stockholders) in the anticipated timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Sanara’s or MiMedx’s stock; disruption from the proposed transaction making it more difficult to maintain business and operational relationships, including retaining and hiring key personnel; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in certain circumstances requiring Sanara to pay a termination fee; risks related to disruption of management’s attention from Sanara’s ongoing business operations due to the proposed transaction; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; global economic conditions; adverse industry and market conditions; the ability to retain management and other personnel; risks associated with the development and process for obtaining regulatory approval for new products, the extent of product demand, market and customer acceptance, the effect of economic conditions, competition, pricing, uncertainties associated with the development and process for obtaining regulatory approval for new products, the ability to consummate and integrate acquisitions, and other risks, contingencies and uncertainties detailed in Sanara’s most recent annual report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the proxy statement that will be filed by Sanara with the SEC in connection with the proposed transaction will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the proposed transaction and/or Sanara’s consolidated financial condition, results of operations, credit rating or liquidity.

In light of the significant uncertainties in these forward-looking statements, Sanara cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by Sanara, its directors, officers or employees or any other person that Sanara will achieve its objectives and plans in any specified time frame, or at all. Any forward-looking statements in this communication are based upon information available to Sanara on the date of this communication. Subject to applicable law, Sanara does not undertake to publicly update or revise its forward-looking statements.

Important Additional Information

In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.

Participants in the Solicitation

Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026 . Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.